March 26, 2021

Mr. Robert Shapiro

Mr. Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

RE:	New Starship Parent Inc.

Registration Statement on Form S-4

Filed February 16, 2021

File No. 333-253142

Dear Mr. Shapiro and Mr. Jones:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated March 16, 2021 (the “Comment Letter”) regarding the above-referenced submission of the Registration Statement on Form S-4 (the “Registration Statement”) of New Starship Parent Inc. (the “Company”).

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Page number references in the text of the Company’s responses correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Morgan, Lewis & Bockius llp

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Registration Statement on Form S-4, Filed February 16, 2021

Cover Page

1.	Comment: We note FTOC intends to apply to list the shares of New Payoneer common stock and public warrants effective on a U.S.-based national stock exchange upon the consummation of the Reorganization. Please identify the national securities exchange. Please refer to Item 501(b)(4) of Regulation S-K. Please also revise the prospectus throughout accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has decided to apply for listing of the common stock and public warrants on the Nasdaq Global Market. The Company has revised the disclosure on the cover of Amendment No. 1 to identify the Nasdaq Global Market and otherwise update the Registration Statement to reflect the status of the Company’s listing application.

Question and Answers about the Reorganization and the Special Meeting, page 6

2.	Comment: Please add a question and answer to address the PIPE Investment, including the overall size of the private placement and the price per share of New Payoneer common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1 to add a question and answer describing the size and price per share of the PIPE Investment.

Final Structure After Reorganization, page 20

3.	Comment: Please revise the structure chart graphically or by footnote to disclose the relative equity stakes of former FTOC shareholders, former Payoneer shareholders, the PIPE Investors and the Sponsors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1 to edit the structure chart to indicate the relative equity stakes of former FTOC shareholders, former Payoneer shareholders, the PIPE Investors and the Sponsors.

Interests of FTOC’s Directors and Officers in the Reorganization, page 31

4.	Comment: We note your disclosure elsewhere that immediately after the consummation of the Reorganization the Sponsors will own approximately 5.6% of New Payoneer’s outstanding common stock. Please disclose this post-Reorganization equity stake here and, to the extent different than the values disclosed in the first two bullets, its aggregate value.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 1 to indicate that the Sponsors will own approximately 5.6% of the outstanding common stock of New Payoneer immediately following the consummation of the Reorganization. The Company has also made a conforming change on page 103 of Amendment No. 1.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Summary Unaudited Pro Forma Condensed Combined Financial Information

Description of Transactions

Consideration, page 40

5.	Comment: Please explain to us and disclose as appropriate how all of the amounts shown in the table for “Share Consideration to FTAC Olympus Acquisition Corp” were determined, including how the number of shares issued assuming maximum redemption reflect the assumed maximum redemption of 43,000,000 shares disclosed on page 39.

Response: The Company respectfully advises the Staff that the Reorganization Agreement includes a closing condition requiring a minimum cash amount in order for the parties to be obligated to complete the transactions. Such section defines Minimum Cash Amount as $325 million, in addition to $300 million of proceeds of the PIPE Investment. Given that currently there are $755 million in the trust account, the Company has assumed that up to $430 million could be paid in satisfaction of redemptions without preventing the satisfaction of the closing condition. Such redeemed amount reflects the redemption of 43,000,000 shares at a price of $10 per share.

The Company has revised the Amendment No. 1 in response to the Staff’s comment. Please see page 39 of the Amendment No. 1.

6.	Comment: Please indicate the item in the table affected by footnote (a) on page 40.

Response: In response to the Staff’s comment, the Company has revised the table on page 40 of Amendment No. 1 to add a reference in both line items to footnote (a) on page 40.

7.	Comment: Please disclose the terms and timing of the “expected Stock Split” referred to in note (a).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 1.

Ownership, page 41

8.	Comment: Please explain to us and disclose as appropriate how all of the share information in this table, with exception of the PIPE and earnout shares, was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 41-42 of Amendment No. 1.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Risk Factors, page 45

9.	Comment: Please add a risk factor addressing Payoneer’s recent history of annual net losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 to add a risk factor addressing Payoneer’s recent history of annual net losses.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, page 49

10.	Comment: We note your disclosure that the COVID-19 outbreak has adversely impacted, and is likely to continue to adversely impact, your operations and the operations of your customers and business partners. Please revise, to the extent possible, to quantify the adverse impact on your operations. Please include enough detail so that shareholders can understand the risk.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it is difficult to quantify the adverse impact the COVID-19 pandemic has had on its operations beyond what is already contained in the filing. In response to the Staff’s comment, the Company has included a cross-reference within the above referenced risk factor to direct investors’ attention to Payoneer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) within Amendment No. 1. There, the Company describes the impact the pandemic had on volumes within its travel customer base and its interest income. This section also provides investors with additional information about the Company’s revenue results after adjusting for these adversely impacted portions of the Company’s business.

Background of the Reorganization, page 90

11.	Comment: We note that FTOC’s shareholders are voting to approve the Reorganization and essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or negotiated different financial terms of the LOI. In each case, however, no specific details are discussed regarding how such negotiations effected the equity ownership percentage of the FTOC shareholders in the post-combination company. Please revise this section to more clearly detail how the FTOC shareholder’s equity ownership percentage was specifically negotiated and ultimately determined.

Response: The Company respectfully advises the Staff that the respective equity ownership of the parties and their respective constituencies was not a focus of the negotiations, which were focused on the valuation of the post-combination company. In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1 to indicate that the Company’s management considered that the pro forma ownership of the post-closing company by FTOC shareholders would be a function of the number of shares issued to Payoneer shareholders and determined that the proposed valuation range and use of cash proceeds would provide FTOC public stockholders with an appropriate level of ownership in the pro forma company.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

12.	Comment: We note that on December 29, 2020 FTOC and Payoneer executed the LOI. We also note that the parties negotiated various terms of the LOI between November 20, 2020 and the date of execution. Please discuss in greater detail the negotiations regarding the reduction in the founder equity stake.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to provide additional detail with respect to the negotiations regarding the reduction of the Sponsors’ equity ownership.

13.	Comment: We note your disclosure that on November 8, 2020, the parties discussed a $3 billion valuation of Payoneer. Please clarify who specifically proposed this valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1 to indicate that the $3 billion valuation was first proposed by FTOC.

14.	Comment: We note that on December 2, 2020 FT Partners provided comments on the LOI. Please discuss the financial terms of the FT Partners comments in greater detail. Specifically, please discuss the size and terms of the proposed earnout and the reduced founder equity stake.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to provide additional detail as to the terms contained in the comments provided by FT Partners on December 2, 2020.

15.	Comment: We note that on December 8, 2020 FTOC provided to Payoneer a revised LOI. Please discuss the size and terms of the revised earnout in greater detail.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 93 - 94 of Amendment No. 1 to provide information as to the size and terms of the revised earnout proposed by FTOC to Payoneer in the revised draft LOI presented on December 8, 2020.

16.	Comment: We note FT Partners first raised the earnout provision on December 2, 2020. Please clarify why FT Partners believed the earnout provision was necessary and why ultimately FTOC accepted it. If it arose as a means to bridge a valuation gap, please discuss the gap and the reasons for it. In addition, to facilitate clarity, please use consistent terminology to describe the earnout. In this regard, we note it is variously described in the prospectus using the terms “earnout,” “earn-out” and “earn out.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to provide additional detail as to the origins of the earn out provision and negotiations related thereto. The Company has also revised the disclosure throughout Amendment No. 1 to standardize all references to “earn out”.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

FTOC’s Board of Directors’ Reasons for the Approval of the Reorganization, page 96

17.	Comment: Please disclose, to the extent applicable, in recommending shareholder approval for the proposed transaction, what consideration the FTOC Board gave to the overall valuation and consideration being paid to acquire Payoneer and the relative equity stakes of the various contingency groups and specifically FTOC’s shareholders.

Response: The Company respectfully advises the Staff that the respective equity ownership of the parties and their respective constituencies was not a focus of the negotiations. The negotiations were focused on the valuation of Payoneer, which, together with the value of FTOC and the size of the PIPE Investment, would determine the relative equity ownership percentages of such parties and their respective constituencies. The Company has revised the disclosure on page 93 of Amendment No. 1 to describe the consideration the FTOC Board gave to the overall valuation and consideration being paid to acquire Payoneer.

Certain Payoneer Forecasts, page 98

18.	Comment: We note your disclosure that the financial projections are based upon numerous estimates and assumptions. Please disclose the material estimates and assumptions underlying the financial projections.

Response: The Company respectfully advises the Staff that Payoneer does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the reorganization process, certain financial forecasts for fiscal years 2021 and 2022 were prepared by Payoneer’s management and made available to FTOC (the “Payoneer projections”).

The Payoneer projections include projections of revenue, transaction profit, and operating income. Projected revenue is based on a variety of financial and operational assumptions, including organic volume and revenue growth from existing customers based upon historical growth trends, volume and revenue from new customers based upon prior cohort trends, and Payoneer’s ability to up-sell new services amongst other factors. Projected revenue does not include any amounts for acquisitions or new services, other than expansion and organic growth of existing services.

Projected transaction profit is driven by several factors including but not limited to volume growth, revenue growth, interest income, vertical mix shift and growing domestic payments, mix shift to larger customers and targeted pricing investments. Payoneer expects transaction profit to remain relatively consistent with prior periods as a percent of revenue.

Projected operating income is driven by operating expenses, which may include research and development expenses, sales and marking expenses, general and administrative expenses, and depreciation and amortization expenses. Payoneer has historically, and continues to, significantly invest to expand is global footprint, customer base, and its service offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 1 to provide additional detail with respect to material estimates and assumptions underlying the financial projections.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transactions, page 143

19.	Comment: Please explain to us and disclose as appropriate how the $3.118 billion merger consideration, both in terms of dollars and shares as applicable, is reflected in the pro forma financial information and the “Consideration” and “Ownership” tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 144-145 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 (assuming no redemptions), page 144

20.	Comment: In regard to adjustment (O) to common stock, it appears it should be referring to (M), as there is no adjustment (O) in the notes to the pro forma information and (M) appears to address this. If the adjustment for this item is not explained by (M), please advise and revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2019, page 149

21.	Comment: Appears the pro forma weighted average common shares outstanding, basic and diluted (assuming no redemption) should be 329,755,492 based on note 4 of the notes to the pro forma information. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

22.	Comment: In regard to (C), please tell us and disclose how the respective cash distributions due to Payoneer shareholders were determined.

Response: The Company respectfully advises the Staff that the cash distribution is defined in the Reorganization Agreement as the Available Cash Consideration and is based on the amount of available cash after the Reorganization (including after giving effect to the SPAC Stockholder Redemption (as such term is defined in the Reorganization Agreement) and the proceeds actually paid in the PIPE Investment (as such term is defined in the Reorganization Agreement)). The cash distribution was determined based on 137,517,532 outstanding shares of Payoneer as of February 28, 2021, minus 12,285,956 rollover shares, multiplied by the Per Share Cash Consideration (as such term defined in the Reorganization Agreement) plus 16,583,943 outstanding vested options as of February 28, 2021 multiplied by the Per Share Cash Consideration minus the respective exercise price of the vested options. The Per Share Cash Consideration is subject to Cash Consideration Cap per section 3.1.(b) of the Reorganization Agreement.

The Company has revised the Amendment No. 1 in response to the Staff’s comment. Please see page 153 of the Amendment No. 1.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

23.	Comment: In regard to (K), it appears the footnote reference of (H) for the “Conversion of Legacy Payoneer preferred stock to Legacy Payoneer common stock” in both redemption cases is not correct. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1.

24.	Comment: In regard to (M), please explain to us and disclose as appropriate how each number of shares was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on footnote N on page 154 of Amendment No. 1.

Note 4. Loss per Share, page 154

25.	Comment: Please explain to us and disclose as appropriate how each number of shares in the table, other than for the PIPE Investors, was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of Amendment No. 1.

Impact of the COVID-19 Pandemic, page 185

26.	Comment: We note your disclosure that the COVID-19 pandemic has negatively impacted Payoneer’s financial results. To the extent possible, please quantify the negative impacts and include enough information so that shareholders can understand the current and expected impact of COVID-19 on Payoneer’s operations and financial condition. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is difficult to quantify the adverse impact the COVID-19 pandemic has had on its operations beyond what is already contained in the filing. The Company respectfully advises the Staff that the section referenced above describes the impact the pandemic had on volumes within its travel customer base and its interest income. This section also provides investors with additional information about the Company’s revenue results after adjusting for these adversely impacted portions of the Company’s business.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Payoneer Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of the COVID-19 Pandemic, page 185

27.	Comment: In the fourth paragraph, you discuss revenue growth as adjusted for the reduction in your traveler customer base and the decline in interest income. Please provide analysis and discussion of the change in GAAP revenue with equal or greater prominence. Refer to Question 102.10 in staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.”

Response: The Company respectfully advises the Staff that following weaker than expected financial results in April 2020 driven by dramatic reductions in travel activity and overall soft economic activity, Payoneer saw a strong recovery in May 2020 as consumer buying shifted from brick and mortar to e-commerce, leading to a reacceleration in its e-commerce customer base throughout the end of Q2-2020 and into Q3-2020. Q2-2020 transaction volume was up 27% vs. Q1-2020, with strong e-commerce and B2B activity offsetting the material declines affected by Payoneer’s travel customer base. The acceleration of digital commerce has created tailwinds that have further strengthened Payoneer’s positioning as an enabler of global commerce, resulting in 9% total revenue growth in FY 2020. When adjusting for reduction in the travel customer base and decline in interest income, revenues grew 28% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Key Metrics and Non-GAAP Financial Measures

Transaction Profit, Transaction Profit Margin and Adjusted EBITDA, page 196

28.	Comment: Please present with equal or greater prominence the most comparable GAAP measures to your non-GAAP measures “Transaction Profit” and “Transaction Profit Margin.” In addition, please reconcile Transaction Profit to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Compliance and Disclosure Interpretations of Non-GAAP Financial Measures, Question 102.10, the Company will ensure that its filing with the Commission, beginning with Form S-4a including the year ended December 31, 2020, that the Company’s GAAP measure “Operating Income (Loss)” will be presented with equal or greater prominence to the Company’s non-GAAP measure “Transaction Profit” and the Company’s GAAP measure “Operating Income (Loss) Margin” will be presented with equal or greater prominence to the Company’s non-GAAP measure “Transaction Profit Margin”. In addition, Transaction Profit will be reconciled to Operating Income (Loss) and Transaction Profit Margin will be reconciled to Operating Income (Loss) Margin, respectively.

Operating Income (Loss) and Operating Income (Loss) Margin most closely compares to Transaction Profit and Transaction Profit Margin, respectively, because each Non-GAAP metric provides the performance evaluation on its core transaction-level profitability outside of the impact of the Company’s additional operating expenses. The additional operating expenses can vary period over period based on a mix of investments in the Company’s platform, customer acquisition, and infrastructure as well as recurring costs to operate the business. Together, the transaction-level profitability (presented as Transaction Profit and Transaction Profit Margin) with the additional operating expenses yields the most comparable GAAP measurement of Operating Income (Loss) and Operating Income (Loss) Margin.

The Company has revised the Amendment No.1 in response to the Staff’s comment. The comparable GAAP measures are disclosed and discussed prior to the reconciliation on page 197 of the Amendment No.1.

Mr. Robert Shapiro

Mr. Doug Jones

March 26, 2021

Material U.S. Federal Income Tax Considerations, page 234

29.	Comment: We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly, and please revise the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The discussion of U.S. tax consequences has been revised to state that the conclusion as to the tax treatment of the Domestication as an F reorganization and the FTOC merger (taken together with related transactions) as a Section 351 Exchange reflects the opinion of Morgan, Lewis & Bockius LLP. We note that other aspects of the tax treatment of the transactions are dependent on facts specific to various shareholders and warrant holders and, as described in the disclosure, reflect different levels of uncertainty to be considered by such shareholders and warrant holders in determining whether to elect redemption of their FTOC shares and/or sell their warrants on the one hand or to participate in the transaction on the other.

Financial Statements, page F-1

30.	Comment: Please update the financial statements for the entities included in the filing as required by Form S-4 and Rule 3-12(b) of Regulation S-X.

Response: The Company has updated the financial statements for each of the parties to the Reorganization to include financial statements as of and for the year ended December 31, 2020 in Amendment No.1.

Payoneer, Inc. Consolidated Audited Financial Statements for the Years Ended December 31,

2019 and 2018

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

e. Revenue Recognition, page F-43

31.	Comment: You generate revenue from different categories depending on the nature, timing and delivery of services to customers, as indicated by the items noted on pages F-72 and 73 in regard to card and customer account revenue and global bank transfer revenue. Please tell us your consideration of providing disclosure of disaggregated revenue by these categories. Refer to ASC 606-10-50-5 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. The Company discloses its revenue recognition policies for its material revenue streams associated with card and customer account revenue and global bank transfer revenue as noted on pages F-34 and 35 in accordance with ASC 606-10-50-12. The requirements associated with the guidance includes a description of when the company satisfies its performance obligations, significant payment terms, variable consideration, the nature of the Company’s services that it transfers to its customers, and obligations including refunds.

The Company has evaluated these revenue streams in accordance with ASC 606-10-55-89 through 55-91 and determined that disaggregation of these revenue streams is not applicable. Factors considered that led to this conclusion were as follows:

●	The Company does not disaggregate card and customer account revenue and global bank transfer revenue, individually or as part of a larger subgroup of disaggregated revenue, in other documents outside the financial statements including investor presentations.
●	The Company’s Chief Operating Decision Maker does not regularly review the financial performance of the card and customer account revenue and global bank transfer revenue, individually or as part of a larger subgroup of disaggregated revenue, when evaluating the performance of the Company.
●	The card and customer account revenue and global bank transfer revenue, individually or as part of a larger subgroup of disaggregated revenue, is not presented or used by users of the Company’s financial statements to evaluate the Company’s performance or to allocate resources.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 212.309.6763 or Howard A. Kenny at 212.309.6843. Thank you for your time and consideration.

Very truly yours,

/s/ Jeffrey A. Letalien

cc: FTAC Olympus Acquisition Corporation